November 21, 2013

Mr. Dominic Minore United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	The Pennant 504 Fund (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-190432; 811-22875

Dear Mr. Minore:

The purpose of this letter is to respond to oral comments received from you in your conversation with my colleague, Susan Hoaglund, on Tuesday evening, November 12, 2013, regarding Pre-Effective Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Registration Statement”) filed on November 7, 2013.

The Fund acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) should the Commission or the staff, acting pursuant to delegated  authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments on the Prospectus and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Cover Page

1.
Comment:  Please revise the Fund’s investment objectives to clarify that one of its objectives is to “enable institutional Fund investors that are subject to regulatory examination for CRA compliance to claim favorable regulatory consideration of their investment under the Community Reinvestment Act of 1977.” (SEC additions in bold and italics)

Response: The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
November 21, 2013

2.	Comment: Please add cover page disclosure regarding the risks of variable interest rates that reset periodically, loans that are not fully amortized, and “junk” bonds or securities.

Response:  The Fund responds by adding the requested disclosures on the front cover page for variable interest rates that reset periodically, loans that are not fully amortized and below investment grade securities.  The Fund included disclosure for below investment grade securities because some of the loans or borrowers may not meet rating criteria for investment grade.  However, the loans should not be classified as “junk.” Most “junk” bonds are unsecured obligations.  There is a fundamental difference between unsecured obligations and 504 First Lien Loans, which are secured by real estate, typically with a loan-to-value ratio of 55%.

Prospectus Summary – Investment Objectives and Strategies

3.	Comment: Please make a conforming change as indicated on the cover page.

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – 504 First Lien Loans

4.
Comment:  At the end of the third paragraph in this section, please add the following sentence:  “The SBA is not legally obligated to purchase the 504 First Lien Loan, or purchase the property at the foreclosure sale (thus retiring the 504 First Lien Loan) under any circumstances.”

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Other Fund Investments

5.	Comment: Please add “consisting of the investments described below” to the end of the first sentence.

Response: The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Limited Operating History Risk

6.
Comment:  Please revise the heading “Limited Operating History Risk” to “Risk of Limited Operating History.”  Please also add “or the performance of 504 First Lien Loans” to the end of the second sentence in this section.

Response: The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
November 21, 2013

Prospectus Summary – Risks – Interest Rate Reset Risk

7.	Comment: Please add “or default” to the last sentence of the first paragraph of this section. In the second paragraph, please change “but” to “and” and add “and loss to the Fund.”

Response: The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Risk of Loans That Are Not Fully Amortized

8.
Comment:  Please add “years” after “10” in the first sentence.  Since this is a risk disclosure, please revise the sentences beginning with “A borrower may have numerous options to plan for this eventuality” to “If a borrower is unable to pay off a loan at maturity with proceeds of a refinancing by a third party lender or sale of the property, the Fund would be faced with a matured loan with an outstanding principal balance which would result in substantial losses to the Fund.”

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – 504 First Lien Loans Risk

9.
Comments:  Please add to the end of the second paragraph “, which could result in substantial loss to the Fund.”  Please delete “if the terms of a 504 First Lien Loan do not require the borrower to pledge additional collateral.”

Response: The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Alt-A and Sub-Prime Borrowers Risk

10.	Comment: Please add to the last sentence of this section “of the Fund; however, such investments could still result in substantial loss to the Fund.”

Response: The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Below Investment Grade Risk

11.	Comment: Please add a risk factor for below investment grade risk.

Response: The Fund responds by adding a risk factor for below investment grade risk.

Mr. Dominic Minore
November 21, 2013

Prospectus Summary – Risks – Valuation Risk

12.	Comment: Please add “and 504 First Lien Loans” to the second sentence discussing over-the-counter markets.

Response:  The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Geographic Concentration Risk

13.	Comment: Please add “and which could result in substantial loss to the Fund” to the second to the last sentence of this section.

Response: The Fund responds by revising the disclosure as requested.

Prospectus Summary – Risks – Non-Bank Lending Institutions Risk

14.
Comment:  The second sentence reads: “The Fund has the ability to enforce collection and liquidation actions against Borrowers independent of the Non-bank Lenders, except in those situations addressed by an inter-creditor agreement.”  What does this mean and what risk does this present to the Fund if it cannot enforce collection and liquidation?  The section also states: “To reduce the potential for fraud, the Fund will require all Non-bank Lenders to maintain a first loss position in each 504 First Lien Loan sold to the Fund.”  What does this entail?   Please revise the last sentence of this section to read “there is no assurance that any of these policies” rather than “both of these policies.”

Response: The Fund responds by revising the disclosure (a) to add more detail about rights and risks under inter-creditor agreements, (b) to explain what a first loss position is, and (c) as requested.

Summary of Fund Fees and Expenses

15.
Comment:  Please add “Offering and Distribution Expenses” as a line item to the Shareholder Transaction Expenses. Please add a line under Total Annual Expenses.  Also, please add “Less:” before “Fee Waiver and Expense Reimbursement.”

Response:  The Fund responds by revising the disclosure as requested.

16.	Comment: Other expenses should include sub-servicing fees if they are paid by the Fund.

Response:  The Fund responds by confirming that the Fund will not pay sub-servicing fees.  Rather, for those 504 First Lien Loans where the originator elects, or must, convert all or a portion of the purchase premium for a loan to receipt of a portion of negotiated coupon payable by the Borrower with respect to the loan, the Master Servicer will allocate the Borrower’s interest payments between the Fund and the originator/sub-servicer.  Accordingly, sub-servicing fees should not be included in “other expenses.”

Mr. Dominic Minore
November 21, 2013

17.	Comment: Please confirm supplementally in the letter that the Board does not intend to terminate the operating expense limitation agreement before December 31, 2015.

Response:  The Fund confirms supplementally that the Board does not intend to terminate the operating expense limitation agreement before December 31, 2015.

18.	Comment: The example should be recalculated to include offering and distribution expenses.

Response:  The Fund responds by revising the example to include offering and distribution expenses.  No numbers actually changed because all offering and distribution expenses are paid in the first year, which is subject to the 2.50% expense cap.

Use of Proceeds

19.	Comment: Please add the following sentence at the end of this section: “The Fund’s expenses could be substantially higher than the income on such investments.”

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Eligible Borrowers and Uses of Loans

20.	Comment: Please add “for the 504 First Lien Loan” to the last sentence of this section.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Financing Structure

21.	Comment: Please add “(up to a maximum of 65%)” after “typically covering 50% to 60% of the project’s cost” in the first sentence.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Improved Liquidity in 504 First Lien Loan Market

22.	Comment: Please change “would” to “could” in the last sentence of this section.

Mr. Dominic Minore
November 21, 2013

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Credit Quality

23.
Comment: The disclosure indicates that post-closing, the Adviser will generally rely on an independent third-party servicing agent to send written requests to a borrower for updated financial information, which the Adviser will review and analyze.  Is the borrower contractually required to provide information post-closing?  If so, what type of information?  Is it an event of default if the borrower fails to provide it?

Response:  The Fund responds by revising its disclosure to indicate that the borrower is required to forward personal and business tax returns and tax financial statements on an annual basis.  A borrower’s failure to provide this information could be considered to be an event of default, which may lead to a formal liquidation proceeding depending on the circumstances and whether there were other covenant violations.

SBA 504 Certified Development Company Loan Program –Investments in 504 First Lien Loans – Restrictive Covenants

24.
Comment: The disclosure states “A Borrower must comply with various covenants to the loan agreement between the Borrower and the First Lien Lender.”  Please address whether the borrower’s failure to comply could be considered to be an event of default and whether that would lead to a formal liquidation.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Portfolio Maturity

25.
Comments:  Clarify that the actual remaining maturity of the 504 First Lien Loans could be “substantially longer or shorter than 5 to 10 years.”  Also, address if prepayments occur, the Fund may need to reinvest the proceeds in a lower interest rate environment.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Loans That Are Not Fully Amortized

26.	Comment: Please confirm supplementally that the interest on the 504 First Lien Loans will always be paid and there is no negative amortization.

Mr. Dominic Minore
November 21, 2013

Response:  The Fund responds supplementally by confirming that there will be no negative amortization.

27.	Comment: Please change “would” to “could” in the last sentence of this section.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Investments

28.	Comment: Please add “and other properties that could give rise to environmental liabilities” to the last sentence of this section.

Response: The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Loan Collateral

29.	Comment: Please add “and could result in substantial losses to the Fund” to the last sentence of the first paragraph of this section.

Response:  The Fund responds by revising the disclosure as requested.

30.	Comment: Please add “Bankruptcy Considerations” as a subheading for the second paragraph under this section.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – Investments in 504 First Lien Loans – Servicing

31.	Comment: If the Fund is paying the sub-servicing fee, this needs to be included in the expense table.

Response:  The Fund responds by confirming that the Fund will not pay sub-servicing fees.  Rather, for those 504 First Lien Loans where the originator elects, or must, convert all or a portion of the purchase premium for a loan to receipt of a portion of negotiated coupon payable by the Borrower with respect to the loan, the Master Servicer will allocate the Borrower’s interest payments between the Fund and the originator/sub-servicer.  Accordingly, sub-servicing fees should not be included in “other expenses.”

Mr. Dominic Minore
November 21, 2013

SBA 504 Certified Development Company Loan Program – SBA Second Lien Loans

32.	Comment: Please add “described below or otherwise take any action” to the last sentence of the introductory paragraph.

Response:  The Fund responds by revising the disclosure as requested.

SBA 504 Certified Development Company Loan Program – SBA Second Lien Loans – Judicial Foreclosures and Protective Bids

33.	Comment: Please change “should” to “could” in the second sentence.

Response:  The Fund responds by revising the disclosure as requested.

34.	Comment: Please clarify in the second paragraph if the abandonment is of the SBA Second Lien Loan or of the property.

Response:  The Fund checked the SBA Standard Operating Procedure 50-55 and confirmed that the sentence should read the “abandonment of the collateral being foreclosed upon.”

Community Reinvestment Act

35.
Comment:  The Fund is likely to incur additional expenses related to the Community Reinvestment Act of 1977 (“CRA”).  For example, the Adviser will provide services in connection with “earmarking” loans for CRA evaluation purposes.  These services benefit only institutions subject to regulatory examination for CRA compliance.  If the services do not benefit all Fund shareholders, then all Fund shareholders should not bear these expenses.  The Fund may apply for an order to create classes of shares for banks, institutions and retail investors.  Alternatively, please confirm that the Adviser will absorb all expenses in connection with CRA-related services and will not pass any such expenses on to the Fund or its shareholders and will not have the ability to recoup such expenses.

Response:  The Adviser confirms that it will absorb all expenses in connection with CRA-related services and will not pass any such expenses on to the Fund or its shareholders and will not have the ability to recoup such expenses.  The Fund is revising the disclosure in this section to specify that “Any expenses associated with a CRA evaluation [of a loan] will be borne by the Adviser and not passed on to the Fund or its shareholders” and “Any expenses associated with “earmarking” or assisting a Bank with its CRA evaluation will be treated as an Adviser expense to be absorbed by the Adviser and not passed on to the Fund or its shareholders.”

Mr. Dominic Minore
November 21, 2013

Community Reinvestment Act – Attribution Among Bank Investors for CRA Purposes

36.	Comment: Please change “the fund” to “a fund” in the third paragraph.

Response:  The Fund responds by revising its disclosure as requested.

37.
Comment:  Please add “and in the best interests of the Fund” to the third sentence in the last paragraph after “in its sole discretion.”  Please also add “and willing” to the last sentence after “free to.”

Response: The Fund responds by revising its disclosure as requested.

Other Fund Investments and Policies

38.	Comment: Please clarify that each of the other Fund investments are subject to a 20% limit.

Response:  The Fund responds by revising the disclosure as requested.

Risks – Geographic Concentration Risk

39.
Comment:  Please add “acts of terrorism and environmental hazards” to the third sentence of the second paragraph.  Please also add “and which could result in substantial loss to the Fund” to that same sentence.

Response:  The Fund responds by revising the disclosure as requested.

Risks – Heavy Equipment Risk

40.	Comment: Please add “portion of the assets securing the combined acquisition or improvement loan” to the last sentence of this section.

Response:  The Fund responds by revising the disclosure as requested.

The Offering and Plan of Distribution

41.	Comment: Please clarify that if an investor’s investment is not accepted, then the Fund will return the investor’s order, money and any sales charge collected.

Response:  The Fund responds by revising the disclosure as requested.

Mr. Dominic Minore
November 21, 2013

42.
Comment:  Please clarify how long the Fund expects to hold investor’s orders while it attempts to collect $30,000,000 in purchase orders.  Please also clarify that $30,000,000 in assets is not only sufficient for the Fund to commence operations, but also sufficient to sustain the Fund as an economically viable fund.

Response:  The Fund responds by revising the disclosure as requested.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer